UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 22, 2014

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

The following is a brief description of each matter voted upon at the Annual Shareholders' Meeting of McDonald's Corporation (the "Company") held on May 22, 2014, as well as the number of votes cast with respect to each matter.

Each of the eight directors proposed by the Company for re-election was elected by the following votes to serve until the Company's 2015 Annual Shareholders' Meeting or until his or her respective successor has been elected and qualified. The voting results were as follows:

Director Name	Votes For	Votes Against	Abstentions	Broker Non-Votes
Susan E. Arnold	617,103,199	13,949,564	1,939,865	168,139,941
Richard H. Lenny	622,844,065	8,059,392	2,089,171	168,139,941
Walter E. Massey	617,762,826	13,028,567	2,201,235	168,139,941
Cary D. McMillan	617,088,678	13,821,955	2,081,995	168,139,941
Sheila A. Penrose	624,741,639	6,253,726	1,997,263	168,139,941
John W. Rogers, Jr.	615,792,393	15,105,577	2,094,658	168,139,941
Roger W. Stone	616,108,919	14,727,128	2,156,581	168,139,941
Miles D. White	610,260,761	20,597,059	2,134,808	168,139,941

The proposal regarding an advisory shareholder vote to approve the compensation awarded to the Company's named executive officers for 2013 was approved by shareholders. The votes on this matter were as follows: 591,791,353 votes for; 36,178,754 votes against; 5,022,521 abstentions; and 168,139,941 broker non-votes.

The proposal regarding the approval of performance goals for awards under the McDonald's Corporation 2009 Cash Incentive Plan was approved by shareholders. The votes on this matter were as follows: 613,586,164 votes for; 15,437,457 votes against; 3,969,007 abstentions; and 168,139,941 broker non-votes.

The proposal regarding an advisory vote to approve the appointment of Ernst & Young LLP to serve as independent auditor for 2014 was approved by shareholders. The votes on this matter were as follows: 791,409,305 votes for; 7,116,972 votes against; and 2,606,292 abstentions. There were no broker non-votes on this matter.

The proposal regarding an advisory vote requesting the ability for shareholders to act by written consent was not approved by shareholders. The votes on this matter were as follows: 264,271,014 votes for; 363,441,949 votes against; 5,279,665 abstentions; and 168,139,941 broker non-votes.

Item 8.01. Other Events.

On May 28, 2014, the Company issued an Investor Release announcing that it expects to return $18 to $20 billion to shareholders between 2014 and 2016 through a combination of dividends and share repurchases. A copy of the Investor Release is attached as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued May 28, 2014:
             McDonald's Announces 3-Year Total Cash Return Target

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: May 28, 2014

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel
and Assistant Secretary

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued May 28, 2014: McDonald's Announces 3-Year Total Cash Return Target

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

05/28/2014

FOR MORE INFORMATION CONTACT:

Investors: Kathy Martin, 630-623-7833
Media: Heidi Barker, 630-623-3791

McDONALD'S ANNOUNCES 3-YEAR TOTAL CASH RETURN TARGET

OAK BROOK, IL - During an investor conference presentation today, McDonald's Corporation President and Chief Executive Officer Don Thompson announced an intensified commitment to the Company's customer-focused strategic framework - the Plan to Win - and other actions to enhance long-term shareholder value.

"The Plan to Win along with our competitive advantages, System alignment and financial discipline has served as our strategic roadmap, guiding the execution of our global growth priorities," said Don Thompson. "Today, the Plan to Win has evolved as we reenergize the McDonald's System by placing the customer at the center of everything we do. We are pursuing targeted growth opportunities to provide our customers with their favorite food and drink, create memorable experiences, offer unparalleled convenience and become an even more trusted brand to deliver the most meaningful impact for our customers and our business."

In addition, the Company announced plans to optimize its capital and ownership structures and scrutinize G&A spending. Specifically, the Company expects to:

- Return $18 to $20 billion to shareholders between 2014 and 2016 through a combination of dividends and share repurchases, representing a 10% to 20% increase over the amount of cash returned between 2011 and 2013;
- Refranchise at least 1,500 restaurants by the end of 2016, primarily in Asia/Pacific, Middle East and Africa (APMEA) and Europe, reflecting a more than 50% increase in refranchising activity compared with the prior three-year period; and
- Analyze G&A spending with the primary intent of reallocating resources to higher return initiatives and growth areas, including development of the Company's global digital capabilities.

"The actions we are taking to enhance long-term shareholder value fit squarely within our proven business model," said Senior Executive Vice President and Chief Financial Officer Pete Bensen. "Our 3-year cash return target is based on several activities including the significant free cash flow generated from our operations, as well as the use of cash proceeds from our debt additions and refranchising activity. Financial discipline has always been a cornerstone of McDonald's strategic plan, and we will pursue these activities while maintaining appropriate levels of financial flexibility, liquidity and access to capital for the Company and the System. Our commitment to this discipline continues to fortify our long-standing financial strength and our ability to deliver sustained profitable growth."

Don Thompson concluded, "We are committed to continuous improvement in everything we do - from the food we serve, to our engagement with our customers, to the management of our financial resources. Guided by our evolved customer-focused priorities, the McDonald's System is determined to create experiences that our customers notice and appreciate so they reward us with their business and loyalty."

UPCOMING COMMUNICATIONS

The Company plans to release May 2014 sales information on June 9, 2014.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 35,000 locations serving approximately 70 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.